Exhibit 99.14

RECENT DEVELOPMENTS

Revised Budget 2011 Documents

The Estimates and Supplement to the Estimates for the Province’s 2011/12 fiscal year (containing the Province’s detailed spending plans for that year) were presented to the Legislative Assembly of British Columbia on February 15, 2011 as part of the 2011 Provincial Budget (which documents are exhibits 99.8 and 99.9 to the Province’s annual report on Form 18-K relating to the fiscal year ended March 31, 2010 added by way of a Form 18-K/A amendment filed on March 2, 2011 as Amendment No. 2).  Those Estimates had not received approval by the Legislative Assembly prior to its adjournment on February 17, 2011.

On February 26, 2011, Christy Clark was elected by the BC Liberal Party as its new leader and, on March 14, 2011, she was sworn in as Premier of British Columbia.  Upon being sworn in, Premier Clark announced a new Executive Council with a reorganized government.  As a result, the 2011/12 Estimates and Supplement to the Estimates that were presented to the Legislative Assembly on February 15, 2011 have been revised to reflect the government reorganization and replace the versions of those documents presented to the Legislative Assembly on February 15, 2011.  These revised documents are added as exhibits 99.12 and 99.13 to the Province’s annual report on Form 18-K relating to the fiscal year ended March 31, 2010 by this Form 18-K/A amendment designated Amendment No. 3.

In addition, a revised Budget and Fiscal Plan 2011/12 to 2013/14 was presented to the Legislative Assembly on May 3, 2011 to replace the Budget and Fiscal Plan 2011/12 to 2013/14 presented on February 15, 2011, with the exception of Part 4 — 2010/11 Revised Financial Forecast (Third Quarterly Report).  The revised Budget and Fiscal Plan 2011/12 to 2013/14 is added as exhibit 99.11 to the Province’s annual report on Form 18-K relating to the fiscal year ended March 31, 2010 by this Form 18-K/A amendment designated Amendment No. 3.  The version it replaced is exhibit 99.7 to the Province’s annual report on Form 18-K relating to the fiscal year ended March 31, 2010 added by way of a Form 18-K/A amendment filed on March 2, 2011 as Amendment No. 2.

The revised Budget and Fiscal Plan 2011/12 to 2013/14 indicates there were no material changes to the underlying assumptions requiring changes to the overall fiscal forecast presented in Budget 2011 on February 15, 2011.

Harmonized Sales Tax (HST) Referendum

On July 23, 2009, the BC government announced its intention to implement a Harmonized Sales Tax (HST) on July 1, 2010.  Effective July 1, 2010 the BC Provincial Sales Tax was repealed and the HST implemented to add a 7 per cent tax rate to the pre-existing 5 per cent federal Goods and Services Tax rate, for a total HST rate of 12 per cent.

As a result of a successful petition initiated in April 2010 to rescind the HST, a province-wide referendum was to be held on September 24, 2011 by initiative vote as required under the Recall and Initiative Act.

On April 8, 2011, the BC government announced the HST referendum would be conducted earlier by a mail-in ballot under the Referendum Act and legislation was subsequently passed by the Legislative Assembly to cancel the initiative vote under the Recall and Initiative Act.  Elections BC, a non-partisan office of the legislature, will conduct the referendum and start mailing referendum ballots to all BC registered voters no later than June 13, 2011.  To be counted, completed ballots must be received by Elections BC by July 22, 2011 with the results of the vote expected in August.  The outcome will be determined by a simple majority of the validly cast votes.

Every British Columbian eligible to vote in a provincial election is eligible to vote in the HST referendum.  The referendum question is:

Are you in favour of extinguishing the HST (Harmonized Sales Tax) and reinstating the PST (Provincial Sales Tax) in conjunction with the GST (Goods and Services Tax)?

Yes or No

On May 4, 2011 an independent panel released its report titled, “HST or PST/GST? It’s Your Decision”.    Two conclusions of the report are:

•             By 2020, under the HST, the BC economy will be Cdn. $2.5 billion larger with Cdn. $1.2 billion more exports of goods and services, create an additional 24,400 better paying jobs and make BC more competitive in the global marketplace than would have been the  case with the PST/GST.

•             moving back to the PST/GST will likely mean refunding the federal government $1.6 billion in transition money, and result in BC government fiscal plan losses of Cdn. $531 million in 2013/14 and Cdn. $645 million in 2014/15.

Government is currently engaged in a public consultative process to identify how the negative impacts of HST on consumers may be ameliorated.  Government may commit to incorporating changes if the public is willing to support maintaining the HST system.